UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

[ X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: ___________ to ____________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania  19512

Attention:  Michael J. Hughes
                     Chief Financial Officer

With copies to:

H. Anderson Ellsworth, Esquire
Executive Vice President and Securities Counsel
National Penn Bank
P. O. Box 547
Boyertown, Pennsylvania  19512

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FORM 11-K

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 29, 2010

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments at fair value	$71,918,332	$64,994,151
Employer contributions receivable	103,103	908,060
Employee contributions receivable	222,717	191,664
Total assets	72,244,152	66,093,875

LIABILITIES
Other	64,145	1,298
Total liabilities	64,145	1,298
Net assets available for plan benefits	$72,180,007	$66,092,577

            _______________________________________________
            The accompanying notes are an integral part of this statement.

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Additions to net assets	Year Ended
December 31, 2009
Investment income
Net appreciation in fair value of investments	$495,773
Interest and dividend income	854,796
Total investment income	1,350,569

Contributions:
Employer	2,283,903
Participants	6,176,972
Rollovers	585,960
Total contributions	9,046,835

Total additions	10,397,404

Deductions from net assets
Benefits paid to participants	4,184,769
Other	125,205
Total deductions	4,309,974

Net increase	6,087,430
Net assets available for plan benefits beginning of year	66,092,577
Net assets available for plan benefits end of year	$72,180,007
_______________________________________________
The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A – DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  National Penn Bancshares, Inc. is the Plan Administrator and Prudential Retirement Services is the Directed Record-Keeper of the Plan.

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.  General

Effective January 1, 2008, the Plan was amended to include a Roth contribution alternative.  Under this alternative, a participant makes contributions with after-tax dollars, and distributions at retirement are generally tax-free.

On January 1, 2009, the Plan was amended to designate persons eligible for participation in the Plan on the first day of the month following 30 days of employment, and to define that for newly-eligible employees, enrollment at 3% of base compensation will be automatic, subject to an “opt-out” procedure.

2.  Contributions

Participants may make contributions of 1% to 84% of eligible pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also roll-over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 9 mutual funds, 3 pooled separate accounts, a guaranteed income fund, a self-directed brokerage account and Company common stock as investment options for participants.  Under the self-directed brokerage option, participants may direct investments from holdings already in the plan to any listed stock or mutual fund.  The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to a maximum of 7% of eligible pretax compensation for the Plan year.  The matching contribution is made in cash and is invested based upon each participant’s investment elections. The Plan also permits a discretionary profit sharing contribution to be allocated to employees based upon an award schedule which is approved annually by the Compensation Committee of the Board of Directors based upon the Company’s achievement of certain financial targets.

3.  Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings and charged with an allocation of administrative expenses, if applicable.  The benefits to which a participant is entitled are the benefits that can be provided from the participants’ vested accounts.

4.  Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions.  Vesting in accounts derived from Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service.  A participant is 100% vested after three years of credited service.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A – DESCRIPTION OF THE PLAN – Continued

5.  Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account.  If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and their account balance is in excess of $1,000 and does not exceed $5,000, the Plan will automatically transfer the distribution to an individual retirement plan.  If the account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.  If a participant's account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in single lump-sum cash distribution.

6.  Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance.  Loan terms range to a maximum of 5 years and can extend for up to a 15-year period if used for the purchase of a primary residence.  Loans to participants are secured by the balance in the participants’ account.  Interest rates are fixed at the time of borrowing at the current prime rate plus 2% and ranged from 5.00% to 10.25% at December 31, 2009.  Principal and interest are paid ratably through biweekly payroll deductions.

7.   Forfeited Accounts

Forfeiture of terminated participants’ non-vested accounts are used to reduce administrative expenses of the Plan, and then used to reduce Company contributions.  For the period ending December 31, 2009 and December 31, 2008, forfeited non-vested amounts totaled approximately $101,870 and $177,000, respectively.

From the forfeited non-vested accounts, the Plan and the Company paid $31,667 for administrative expenses during 2009 and employer contributions were minimally reduced.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.  Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes.  Actual results could differ from those estimates.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE B – SUMMARY OF ACCOUNTING POLICIES – Continued

2.  Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3.  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee.  National Penn Bancshares, Inc. common stock is valued at its quoted market price.  Participant loans are valued at amortized cost, which approximates fair value.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

4.  Payment of Benefits

Benefits are recorded when paid.

5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2009 and 2008, 11% and 24%, respectively, of the Plan’s assets were invested in the common stock of National Penn Bancshares, Inc. (quoted market price of $5.79 and $14.51 per share, respectively).  As of June 15, 2010, the market price of National Penn Bancshares, Inc. stock was $6.59.

6.  Recent Accounting Pronouncements

During the year, the Plan adopted new accounting guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at
December 31, 2009 and 2008:

	December 31,
	2009	2008
Investments, at fair value
Pacific Investment Management Co LLC	$7,936,652	$6,102,997
Allianz Global Inv Fund Management LLC	7,914,768	-
National Penn Bancshares, Inc. Common Stock	7,583,087	15,719,647
Quantitative Management Assoc-Dryden S&P 500 Index Fund	6,501,626	5,537,086
Capital Research and Management Company - Growth	6,210,398	-
Capital Research and Management Company - Blended	6,007,317	-
Growth Fund of America R4	5,686,716	-
Capital Research and Management Co - Income Fund	-	5,165,947
Victory Capital Management - Special Value	4,637,998	3,586,577
Munder Capital Management International Stock Blend	-	3,956,373
Capital Research and Management Co - Large Growth	-	3,701,493
LSV Asset Management - Large Cap Value	-	6,408,607

For the year ended December 31, 2009, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

Registered investment companies	$8,890,398
Pooled separate accounts	808,433
National Penn Bancshares Inc.	(9,203,058)
Net appreciation in fair value of investments	$495,773

In general, fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  Accounting guidelines establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 –Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Registered investment companies

The shares of registered investment companies are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1 investments.

Common/collective trust funds/pooled separate accounts

Common/collective trust funds (“CCTs”) and pooled separate accounts (“PSAs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs and PSAs are not available in an exchange and active market,   however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

Common stocks

National Penn Bancshares common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The following table sets forth the Company’s financial assets that were recorded at fair values on a recurring basis by level within the fair value hierarchy.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Growth funds	$13,122,356	$-	$-
Value funds	12,552,766	-	-
Fixed income funds	7,936,652	-	-
Blended funds	7,301,745	-	-
Total registered investment companies	40,913,519	-	-

Common/ collective/ pooled separate accounts:
Value funds	-	13,031,996
Index funds	-	6,501,626
Growth funds	-	1,148,479
Total common/ collective/ pooled separate accounts	-	20,682,101	-

Common stock:
Commercial banks	7,583,087	-	-
Other	555,472	-	-
Total common stock	8,138,559	-	-

Participant loans	-	-	2,184,153
Total Assets	$49,052,078	$20,682,101	$2,184,153

December 31, 2008
Registered investment companies
Income funds	$11,268,944	$-	$-
Growth funds	4,129,182	-	-
Value funds	3,586,577	-	-
Blended funds	935,797	-	-
Total registered investment companies	19,920,500	-	-

Common/ collective/ pooled separate accounts:
Value funds	-	16,843,327	-
Index funds	-	5,537,086	-
Blended funds	-	3,956,373	-
Growth funds	-	568,350	-
Total common/ collective/ pooled separate accounts	-	26,905,136	-

Common stock:
Commercial banks	15,719,647	-	-
Other	492,732	-	-
Total common stock	16,212,379	-	-

Participant loans	-	-	1,956,136
Total Assets	$36,132,879	$26,905,136	$1,956,136

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

Changes in the value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

	Participant Loans
	2009	2008
Balance at beginning of year	$1,956,136	$1,191,287
Purchases, issuances and settlements, net	228,017	764,849
Balance at end of year	$2,184,153	$1,956,136

NOTE D – INVESTMENT IN INSURANCE CONTRACTS

The Guaranteed Income Fund (“GIF”) is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the account.  Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product.  Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Contract Operation

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  Contract Value is also often referred to as “Book Value”.  The contract is effected directly between the plan sponsor (or the Plan’s trustee) and the issuer.  The repayment of principal and interest credited to participants is a financial obligation of the issuer.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Given these provisions, the Plan considers this contract to be benefit responsive.

Contract/Fair Value

	2009	2008
Contract Value	$11,611,583	$9,580,547
Fair Value	$11,611,583	$9,580,547

The concept of a value other than Contract Value does not apply to this insurance company issued under general account backed evergreen (no maturity date) group annuity spread product even upon a discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue.  This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a Market Value (Fair Value) Adjustment does not apply upon a discontinuance.  There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a Fair Value.  The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.  This product is not a traditional Guaranteed Investment Contract (“GIC”) and therefore there are no known cashflows that could be discounted.  As a result, the Fair Value amount shown materially approximates the Contract Value.

Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE D– INVESTMENTS IN INSURANCE CONTRACTS – Continued

When establishing interest crediting rates for this product, the Plan considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

Average Yield Information

	2009	2008
Average Yield Earned by the Plan	3.40%	4.30%
Average Yield Credited to Participants	3.40%	4.30%
Earned Yield less Credited Yield	0.00%	0.00%

The Average Earnings Yield shown is calculated by dividing the earnings credited to the plan on the last of the plan year by the end of plan year Fair Value and then annualizing the result.  The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result.  As a result of current GIF product construction, no adjustment will be required to mediate between the average earnings credited to the plan and the average earnings credited to the participants.  For products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the plan as well as the actual crediting rates paid to participants during the full plan year.

Events

Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.

There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

Accounting guidance adopted by the Plan requires investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

NOTE E – RELATED PARTY TRANSACTIONS

Investment choices under the Plan at December 31, 2009 consists of National Penn Bancshares, Inc. common stock and the Inst Adv Large Cap Fund A mutual fund. The mutual fund is a subsidiary of the Plan sponsor, National Penn Bancshares, Inc.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

On June 20, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (“IRC”).  The Plan was amended on January 1, 2008 and has not received a determination letter specific to the Plan itself; however the Plan administrator believes that the Plan is designed and is being operated in accordance with the prototype document.  Therefore, no provision for income taxes has been recorded. In February 2010, the Plan was amended to comply with the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”).

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE H - PLAN MERGERS

Effective January 4, 2008, National Penn Bancshares, Inc. acquired Christiana Bank & Trust Company.  The Company merged the net assets of the Christiana Bank and Trust Company Inc. 401(k) Plan of approximately $3,175,000 in to the Plan on December 3, 2008.

Effective February 1, 2008, National Penn Bancshares, Inc. acquired KNBT Bancorp.  Caruso Benefits Group (“Caruso”) was a part of KNBT Bancorp and had a separate 401(k) plan.  The employees of KNBT and Caruso Benefits Group were given the option of staying with their current 401(k) plan or converting to National Penn Bancshares Capital Accumulation Plan.  On September 3, 2008, after Caruso employees made their selections, the Company merged the net assets of the Caruso Benefits Group 401(k) plan of approximately $500,000 in to the Plan.  Subsequently, after KNBT employees made their selections, the Company merged the net assets of the KNBT Bancorp 401(k) plan of approximately $10,174,000 in to the Plan.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

EIN 23-2215075
Plan No. 001

SUPPLEMENTAL INFORMATION

Schedule H, line 4i – Schedule of Assets as of December 31, 2009

	Description of investment, including
Identity of issue, borrower, lessor or	maturity date, rate of interest,	Fair
similar party	collateral, par or maturity value	Value

Prudential Guaranteed Income Fund	Insurance Contract -410,711 shares	$11,611,583
Pacific Investment Management Co LLC	Open-Ended Mutual Fund - 734,875 shares	7,936,652
Allianz Global Inv Fund Management LLC	Open-Ended Mutual Fund - 763,237 shares	7,914,768
National Penn Bancshares, Inc.*	Common Stock - 1,309,687 shares	7,583,087
Quantitative Management Assoc-Dryden S&P 500 Index Fund	Pooled Separate Accounts - 90,712 shares	6,501,626
Capital Research and Management Company - Growth	Open-Ended Mutual Fund - 401,448 shares	6,210,398
Capital Research and Management Company- Blended	Open-Ended Mutual Fund - 159,261 shares	6,007,317
Growth Fund of America R4	Open-Ended Mutual Fund - 209,764 shares	5,686,716
Victory Capital Management - Special Value	Open-Ended Mutual Fund - 342,288 shares	4,637,998
Cramer Rosenthal McGlynn - Mid Cap Stock Value	Pooled Separate Accounts - 122,813 shares	1,420,413
Aston Tamro Small Cap N	Open-Ended Mutual Fund - 78,641 shares	1,294,428
Times Square Capital Management - Mid Cap Stock Growth	Pooled Separate Accounts - 74,906 shares	1,148,479
FAF Advisors, Inc. - Small Cap Growth	Open-Ended Mutual Fund - 73,683 shares	775,147
Self-Directed Brokerage		555,472
Institutional Advisors LargeCap Fund A **	Open-Ended Mutual Fund - 33,340 shares	450,095
Participant Loans*	Interest rates range from 5% to 10.25%
	Loan maturity dates vary through 2035	2,184,153
Total assets held for investment		$71,918,332

                     * Party-in-interest
                  ** Subsidiary of the Plan Sponsor

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 29th day of June, 2010.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By: /s/ Scott V. Fainor
Scott V. Fainor
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

        23                                Consent of Independent Registered Public Accounting Firm.